Anglo American Withdraws from Pebble Project

September 16, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) reports that Anglo American (US) Pebble LLC (“AA Pebble”), a wholly owned US subsidiary of Anglo American plc (“Anglo American”), has given notice under the Pebble limited partnership agreement that it is withdrawing from the Pebble copper project in Alaska.

Mark Cutifani, Chief Executive of Anglo American, said: “Despite our belief that Pebble is a deposit of rare magnitude and quality, we have taken the decision to withdraw following a thorough assessment of Anglo American’s extensive pipeline of long-dated project options. Our focus has been to prioritise capital to projects with the highest value and lowest risks within our portfolio, and reduce the capital required to sustain such projects during the pre-approval phases of development as part of a more effective, value-driven capital allocation model.”

As of June 30, 2013, AA Pebble has funded US$541 million of expenditure on the Pebble Project. Following the AA Pebble withdrawal, PLP will proceed under the sole ownership of Northern Dynasty.

In light of the parties’ shared desire to ensure an orderly exit, the detailed aspects of AA Pebble’s withdrawal from the Pebble project are being developed and implemented.

Northern Dynasty CEO Ron Thiessen commented “Northern Dynasty will again own 100% of one of the world’s most important copper & gold resources and will have the benefit of $541 million worth of expenditures, which opens the door to a number of exciting possibilities for Northern Dynasty and its shareholders and the Pebble Project and its stakeholders. Northern Dynasty and the Pebble Partnership have both the expertise and resources necessary to advance the Pebble Project.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America. A recent study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. A copy the study is available at www.northerndynasty.com.

The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is the Pebble Project, an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address potential mine feasibility, economic effects, estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for an open pit and/or underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. The mineralization at the Pebble Project has not yet been classified as ore and there is no assurance that it will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.